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Blue Economy Innovation | Tourism & Recreation | Sustainable Tourism

Positive Polar Raising Equity Funding to Take Cruisers on Sustainable Scientific Expeditions

By **Liam Gerrity** May 20, 2025



Ocean wildlife restoration business Positive Polar has launched an equity crowdfunding campaign to create sustainable cruises that take vacationers on scientific research projects that sync with migratory patterns of marine animals. The company is selling partial ownership of its company, hoping to draw nature and conservation enthusiasts as partners.

Now seeking to raise $1 million, Positive Polar says vacation opportunities will be carbon-free, and will implement biotechnologies designed to support healthy ecosystems. Polar expeditions are among those travelers seek to take before climate change destroys the landscape; however, tourism is believed to exacerbate the problem.

The company seeks to use its cruise offerings to deploy technology supporting the ocean's "biological carbon pump," a natural system in which whale migration circulates nutrients that sustain phytoplankton. Phytoplankton are natural oxygen producers, and thriving populations lower oceanic acidity while absorbing CO_2.

Positive Polar plans to aid the biological carbon pump with biotech that uses ship waste to support phytoplankton populations, which the company said it will do in a way that is not harmful to the environment.

Once implemented, the company seeks to license its technology to create a scalable model for sustainable marine cruises.